Exhibit (a)(5)(O)

Responses by John S. Riccitiello, Chief Executive Officer of Electronic Arts Inc. (“EA”), to questions related to EA’s proposed acquisition of Take-Two Interactive Software, Inc. during the breakout session at William Blair & Company’s 28th Annual Growth Stock Conference on June 17, 2008.

Unidentified Audience Member

I wanted you to know that we announced the Take-Two acquisition sort of time horizon; and if they don’t get it done before the release, we will not be able to maximize the value if the release does not come out. So here’s why you keep extending the offer on the key facility, even though the next version will not be for many years from now.

John Riccitiello - EA

This is John. The question — they want me to sort of repeat the questions for the benefit of everybody. But the question was surrounding Take-Two. And the question was about what we said I think at the time of the announcement when we made the tender offer.

For clarity’s sake, I think you’ve got a slight mis-remembering of what we said. We were extremely explicit that there was no possibility whatsoever that we would be able to acquire the Company or close the transaction prior to the release of GTA IV. What we said is we wanted to close the transaction in time to affect holiday sales for some of the games like Midnight Club, catalog for GTA and others. And so the reason we’re continuing to extend it, that was our plan all along and that was the way we described it at the time. Does that answer your question? I mean I can go on a little further. I mean ultimately –

Unidentified Audience Member

(inaudible question - microphone inaccessible)

John Riccitiello - EA

We think the acquisition is an attractive one from an intellectual property studio and returns perspective. There is strong synergies with Electronic Arts; we believe we can sell more of their content than they can. So it is — from our perspective, it’s long-term accretive in a very positive way.

The point we were making about if you will the depreciating nature of the asset was not necessarily about GTA. It is that one more holiday period where we can sell more puts money onto the bottom line. And remember they have 70 odd million shares outstanding, I think they have 73, 74 million shares outstanding. So for every 74 million we can generate, that is $1.00 a share, right, and $1.00 a share makes a difference here, and we can make a difference this holiday, and we counted on that within our share price.

We think our price offer was full and fair. And one of the assets or one of the opportunities we count (inaudible) when we get our analysis of what to pay for the asset was what income we could generate on the asset in the near term.

Unidentified Audience Member

If I could just follow up on that, you already have an enormous slate of new products this year, and even asked about crowding effects and having too much in one year. Was that also a crowd for your slate of holiday products. Which if you think about bumping one of your 14, 15 titles in this calendar ‘09?

John Riccitiello - EA

The question is about crowding out. What I would really like to crowd out is a few titles from Sony, Microsoft, Nintendo, Activision, Midway and Namco. And frankly I think once they on the shelf, it does not really crowd out one company like internal to EA versus the competitors. So it is a matter of really how compelling it is to the consumer. I mean frankly if it is a Rock Star game, or it is an Irrational Game, which is BioShock, the consumer on the shelf will see it labeled BioShock from Irrational or GTA or Midnight Club from Rock Star. And it is all a matter of the strength of the title to get on the shelf. So we are all for crowding out. It is just not our own stuff we want to crowd out.

Unidentified Audience Member

(inaudible question - microphone inaccessible)

John Riccitiello - EA

It is difficult to actually give you a lot more given the regulatory process and disclosure requirements and limitations. I would tell you that I don’t actually read personally a lot into Take-Two’s approach. I think that they are clearly a seller and they are cooperating as appropriate for their circumstance.

It is not uncommon for these requests to be pretty all-encompassing. And it is not uncommon for companies to resist and or narrow the scope of inquiry, and to do so in a way that can sometimes be interpreted wrongly or misinterpreted by the press.

Frankly, the process appears to us to be going smoothly. And we have to work through it. It is not different than we anticipated. So without giving you anymore of an I can, I think you can bank on the fact that it is not different than we anticipated. So we’re still progressing.

I’m not able to give you a specific timetable, although, I have got a good sense of what is likely to be in my head. But there is limitations on what we can disclose until we realize certain milestones and satisfaction of the FTC.